SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May 13, 2008

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Free Translation

DEED – PUBLIC INSTRUMENT OF
TRANSACTION, RENUNCIATION, AND
SETTLEMENT, pursuant to the following terms:

Book: 5741
Pages 070/096
Notary Public Act: 010

TRANSCRIPT

On the twenty fifth (25) of April, of year two thousand and eight (2008), in this city of Rio de Janeiro, capital of the state of Rio de Janeiro, at Praia de Botafogo, 300, 11º andar, the following Parties, mutually agreed, appeared before me, CARLOS ALBERTO PIRES JARDIM, Substitute Notary Public of the 24th. Notary Office, headquartered in this city at Avenida Almirante Barroso nº 139, loja C, 2º e 5º andares:

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1. BANCO OPPORTUNITY S.A., a corporation duly organized and validly existing under the laws of the Brazilian Federal Republic (República Federativa do Brasil), headquartered at Av. Presidente Wilson, nº 231, 29º andar (parte), in the city of Rio de Janeiro, state of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF n. 33.857.830/0001 -99, herein represented according to its bylaws by its officer Itamar Benigno Filho, Brazilian, single, economist, bearer of the identity card n. 04.654.446 -6, issued by IFP/RJ, enrolled before the Federal Revenue Service under CPF/MF n. 506.599.607 -53, resident and domiciled in the city and state of Rio de Janeiro, with commercial address at Av. Presidente Wilson, nº 231, 29º andar, sala 2904 (parte), and by its attorney-in-fact Ana Carolina de Oliveira Silva Moreira Lima, Brazilian, married, lawyer, bearer of the identity card n. 108.473, issued by OAB/RJ, enrolled before the Federal Revenue Service under CPF/MF n. 075.640.177 -16, resident and domiciled in the city and state of Rio de Janeiro, with commercial address at Av. Presidente Wilson, nº 231, 28º andar (parte), in the terms of the power-of-attorney drafted in the Notes of the 17o Ofício Local, in the Book 6834, page 101, in 04-18-2008, a copy of which was filed with these Notes;

2. OPPORTUNITY EQUITY PARTNERS ADMINISTRADORA DE RECURSOS LTDA., a limited liability company duly organized and validly existing under the laws of the Brazilian Federal Republic (República Federativa do Brasil), enrolled before the Federal Revenue Service under CNPJ/MF n. 01.761.273/0001 -11, headquartered at Rua Manoel Duarte, nº 14, sala 102 (parte), Três Rios, RJ, herein represented according to its articles of association by its manager Itamar Benigno Filho, Brazilian, single, economist, bearer of the identity card n. 04.654.446 -6 issued by IFP/RJ, enrolled before the Federal Revenue Service under CPF/MF n. 506.599.607 -53, resident and domiciled in the city and state of Rio de Janeiro, with commercial address at Av. Presidente Wilson, nº 231, 29º andar, sala 2904 (parte), and by its attorney-in-fact Ana Carolina de Oliveira Silva Moreira Lima, Brazilian, married, lawyer, bearer of the identity card n. 108.473, issued by OAB/RJ, enrolled before the Federal Revenue Service under CPF/MF n. 075.640.177 -16, resident and domiciled in the city and state of Rio de Janeiro, with commercial address at Av. Presidente Wilson, nº 231, 28º andar (parte), in the terms of the power-of-attorney drafted in the Notes of the 17o Ofício Local, in the Book 6834, page 108, in 04-18-2008, a copy of which was filed with these Notes;

3. OPPORTUNITY FUND, a company duly organized and validly existing under the laws of the Cayman Islands, headquartered at UBS House, 227, Elgin Avenue, P.O. Box 852, George Town, Grand Cayman, Cayman Islands, West Indies, registered as a mutual fund on 06.15.1994 under the 1993 Mutual Funds Act, enrolled before the Federal Revenue Service under CNPJ/MF n.07.703.638/0001 -38, herein represented according to its corporate documents by its attorneys-in-fact Danielle Silbergleid Ninio, Brazilian, married, graduated in Law, bearer of the identity card n. 09.896.765 -6, issued by IFP/RJ, enrolled before the Federal Revenue Service under CPF/MF n. 016.744.087 -06, resident and domiciled in the city and state of Rio de Janeiro, with commercial address at Av. Presidente Wilson, nº 231, 28º andar (parte) and Verônica Valente Dantas, Brazilian, divorced, business administrator, bearer of the identity card n. 1.083.309, issued by SSP/BA, enrolled before the Federal Revenue Service under CPF/MF n. 262.853.205 -00, resident and domiciled in the city and state of Rio de Janeiro, with commercial address at Av. Presidente Wilson, nº 231, 28º andar (parte), in the terms of the power-of-attorney drafted in the Notes of the 17o Ofício Local, in the Book 6834, page 093, in 04-18-2008, a copy of which was filed with these Notes;

4. GLOBAL INVESTMENT AND CONSULTING, INC., a company duly organized and validly existing under the laws of the British Virgin Islands, headquartered at Columbus Centre Building, Wickhams Cay, Road Town, Tortola, British Virgin Islands, United Kingdom, herein represented according to its corporate documents by its officer Arthur Joaquim de Carvalho, Brazilian, married, business administrator, bearer of the identity card n. 3.749, issued by CRA/BA, enrolled before the Federal Revenue Service under CPF/MF n. 147.896.475 -87, resident and domiciled in the city and state of Rio de Janeiro, with commercial address at Av. Presidente Wilson, nº 231, 28º andar (parte), and by its officer Verônica Valente Dantas, Brazilian, divorced, business administrator, bearer of the identity card n. 1.083.309, issued by SSP/BA, enrolled before the Federal Revenue Service under CPF/MF n. 262.853.205 -00, resident and domiciled in the city and state of Rio de Janeiro, with commercial address at Av. Presidente Wilson, nº 231, 28º andar (parte);

5. INVEST III, INC., a company duly organized and validly existing under the laws of the British Virgin Islands, headquartered at East Asia Chambers, P.O. Box 901, Road Town, Tortola, British Virgin Islands, United Kingdom, herein represented according to its bylaws by its officer Arthur Joaquim de Carvalho, Brazilian, married, business administrator, bearer of the identity card n. 3.749, issued by CRA/BA, enrolled before the Federal Revenue Service under CPF/MF n. 147.896.475 -87, resident and domiciled in the city and state of Rio de Janeiro, with commercial address at Av. Presidente Wilson, nº 231, 28º andar (parte), and by its attorney-in-fact Verônica Valente Dantas, Brazilian, divorced, business administrator, bearer of the identity card n. 1.083.309, issued by SSP/BA, enrolled before the Federal Revenue Service under CPF/MF n. 262.853.205 -00, resident and domiciled in the city and state of Rio de Janeiro, with commercial address at Av. Presidente Wilson, nº 231, 28º andar (parte);

6. OPP I FUNDO DE INVESTIMENTO EM AÇÕES, an equity investment fund for equity investments (fundo de investimento em ações) duly organized and validly existing under the laws of the Brazilian Federal Republic (República Federativa do Brasil), enrolled before the Federal Revenue Service under CNPJ/MF n. 00.083.181/0001 -67, headquartered at Av. Presidente Wilson, nº 231, 29º andar, sala 2904, in the city of Rio de Janeiro, state of Rio de Janeiro, herein represented according to its corporate documents by its Administrator’s representative Itamar Benigno Filho, Brazilian, single, economist, bearer of the identity card n. 04.654.446 -6 issued by IFP/RJ, enrolled before the Federal

Revenue Service under CPF/MF n. 506.599.607 -53, resident and domiciled in the city and state of Rio de Janeiro, with commercial address at Av. Presidente Wilson, nº 231, 29º andar, sala 2904 (parte), and by its attorney-in-fact Ana Carolina de Oliveira Silva Moreira Lima, Brazilian, married, lawyer, bearer of the identity card n. 108.473, issued by OAB/RJ, enrolled before the Federal Revenue Service under CPF/MF n. 075.640.177 -16, resident and domiciled in the city and state of Rio de Janeiro, with commercial address at Av. Presidente Wilson, nº 231, 28º andar (parte), in the terms of the power-of-attorney drafted in the Notes of the 17o Ofício Local, in the Book 6834, page 103, in 04-18-2008, a copy of which was filed with these Notes;

7. OPPORTUNITY ASSET MANAGEMENT INC., a company duly organized and validly existing under the laws of the Cayman Islands, headquartered at Walker House 87 Mary Street, Grand Cayman, KY1 – 9002, Cayman Islands, herein represented according to its corporate documents by its attorneys-in-fact Danielle Silbergleid Ninio, Brazilian, married, graduated in Law, bearer of the identity card n. 09.896.765 -6, issued by IFP/RJ, enrolled before the Federal Revenue Service under CPF/MF n. 016.744.087 -06, resident and domiciled in the city and state of Rio de Janeiro, with commercial address at Av. Presidente Wilson, nº 231, 28º andar (parte) and Verônica Valente Dantas, Brazilian, divorced, business administrator, bearer of the identity card n. 1.083.309, issued by SSP/BA, enrolled before the Federal Revenue Service under CPF/MF n. 262.853.205 -00, resident and domiciled in the city and state of Rio de Janeiro, with commercial address at Av. Presidente Wilson, nº 231, 28º andar (parte), in the terms of the power-of-attorney drafted in the Notes of the 17o Ofício Local, in the Book 6834, page 94, in 04-18-2008, a copy of which was filed with these Notes;

8. OPPORTUNITY ASSET MANAGEMENT LTDA., a limited liability company duly organized and validly existing under the laws of the Brazilian Federal Republic (República Federativa do Brasil), enrolled before the Federal Revenue Service under CNPJ/MF n. 68.579.218/0001 -86, headquartered in the city of Três Rios, state of Rio de Janeiro, at Rua Manoel Duarte, nº 14, salas 102, 104 e 106, herein represented according to its articles of association by its manager Verônica Valente Dantas, Brazilian, divorced, business administrator, bearer of the identity card n. 1.083.309, issued by SSP/BA, enrolled before the Federal Revenue Service under CPF/MF n. 262.853.205 -00, resident and domiciled in the city and state of Rio de Janeiro, with commercial address at Av.

Presidente Wilson, nº 231, 28º andar (parte) and by its attorney-in-fact Danielle Silbergleid Ninio, Brazilian, married, graduated in Law, bearer of the identity card n. 09.896.765 -6, issued by IFP/RJ, enrolled before the Federal Revenue Service under CPF/MF n. 016.744.087 -06, resident and domiciled in the city and state of Rio de Janeiro, with commercial address at Av. Presidente Wilson, nº 231, 28º andar (parte), in the terms of the power-of-attorney drafted in the Notes of the 17o Ofício Local, in the Book 6834, page 104, in 04-18-2008, a copy of which was filed with these Notes;

9. OPPORTUNITY GESTORA DE RECURSOS LTDA., a limited liability company duly organized and validly existing under the laws of the Brazilian Federal Republic (República Federativa do Brasil), enrolled before the Federal Revenue Service under CNPJ/MF n. 01.608.570/0001 -21, headquartered at Av. Presidente Wilson, nº 231, 28º andar (parte), Downtown, Rio de Janeiro, RJ, herein represented according to its articles of association by its manager Verônica Valente Dantas, Brazilian, divorced, business administrator, bearer of the identity card n. 1.083.309, issued by SSP/BA, enrolled before the Federal Revenue Service under CPF/MF n. 262.853.205 -00, resident and domiciled in the city and state of Rio de Janeiro, with commercial address at Av. Presidente Wilson, nº 231, 28º andar (parte) and by its attorney-in-fact Danielle Silbergleid Ninio, Brazilian, married, graduated in Law, bearer of the identity card n. 09.896.765 -6, issued by IFP/RJ, enrolled before the Federal Revenue Service under CPF/MF n. 016.744.087 -06, resident and domiciled in the city and state of Rio de Janeiro, with commercial address at Av. Presidente Wilson, nº 231, 28º andar (parte), in the terms of the private power-of-attorney of 04/17/2008, a copy of which is filed in these Notes;

10. OPPORTUNITY INVEST II LTDA., a limited liability company duly organized and validly existing under the laws of the Brazilian Federal Republic (República Federativa do Brasil), enrolled before the Federal Revenue Service under CNPJ/MF n. 01.969.204/0001 -06, headquartered at Av. Presidente Wilson, nº 231, 28º andar (parte), Rio de Janeiro, RJ, herein represented, according to its articles of association, by its manager Itamar Benigno Filho, Brazilian, single, economist, bearer of the identity card n. 04.654.446 -6 issued by IFP/RJ, enrolled before the Federal Revenue Service under CPF/MF n. 506.599.607 -53, resident and domiciled in the city and state of Rio de Janeiro, with commercial address at Av. Presidente Wilson, nº 231, 29º andar, sala 2904 (parte), and by its attorney-in-fact Ana Carolina de Oliveira Silva Moreira

Lima, Brazilian, married, lawyer, bearer of the identity card n. 108.473, issued by OAB/RJ, enrolled before the Federal Revenue Service under CPF/MF n. 075.640.177 -16, resident and domiciled in the city and state of Rio de Janeiro, with commercial address at Av. Presidente Wilson, nº 231, 28º andar (parte), in the terms of the power-of-attorney drafted in the Notes of the 17o Ofício Local, in the Book 6834, page 109, in 04-18-2008, a copy of which was filed with these Notes;

11. OPPORTUNITY LÓGICA GESTÃO DE RECURSOS LTDA., a limited liability company duly organized and validly existing under the laws of the Brazilian Federal Republic (República Federativa do Brasil), enrolled before the Federal Revenue Service under CNPJ/MF n. 07.263.709/0001 -29, headquartered at Av. Presidente Wilson, nº 231, 28º andar (parte), Downtown, Rio de Janeiro, RJ, herein represented according to its articles of association by its manager Itamar Benigno Filho, Brazilian, single, economist, bearer of the identity card n. 04.654.446 -6 issued by IFP/RJ, enrolled before the Federal Revenue Service under CPF/MF n. 506.599.607 -53, resident and domiciled in the city and state of Rio de Janeiro, with commercial address at Av. Presidente Wilson, nº 231, 29º andar, sala 2904 (parte), and by its attorney-in-fact Ana Carolina de Oliveira Silva Moreira Lima, Brazilian, married, lawyer, bearer of the identity card n. 108.473, issued by OAB/RJ, enrolled before the Federal Revenue Service under CPF/MF n. 075.640.177 -16, resident and domiciled in the city and state of Rio de Janeiro, with commercial address at Av. Presidente Wilson, nº 231, 28º andar (parte), in the terms of the power-of-attorney drafted in the Notes of the 17o Ofício Local, in the Book 6834, page 106, in 04-18-2008, a copy of which was filed with these Notes;

12. OPPORTUNITY LÓGICA II FIA, a limited liability company duly organized and validly existing under the laws of the Brazilian Federal Republic (República Federativa do Brasil), headquartered at Rua Manoel Duarte, nº 14, sala 104, in the city of Três Rios, state of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF n. 01.909.405/0001 -00, herein represented according to its articles of association by its Manager’s representative Itamar Benigno Filho, Brazilian, single, economist, bearer of the identity card n. 04.654.446 -6 issued by IFP/RJ, enrolled before the Federal Revenue Service under CPF/MF n. 506.599.607 -53, resident and domiciled in the city and state of Rio de Janeiro, with commercial address at Av. Presidente Wilson, nº 231, 29º andar, sala 2904 (parte), and by its attorney-in-fact Ana Carolina de Oliveira

Silva Moreira Lima, Brazilian, married, lawyer, bearer of the identity card n. 108.473, issued by OAB/RJ, enrolled before the Federal Revenue Service under CPF/MF n. 075.640.177 -16, resident and domiciled in the city and state of Rio de Janeiro, with commercial address at Av. Presidente Wilson, nº 231, 28º andar (parte), in the terms of the power-of-attorney drafted in the Notes of the 17o Ofício Local, in the Book 6834, page 102, in 04-18-2008, a copy of which was filed with these Notes;

13. OPPORTUNITY LÓGICA RIO CONSULTORIA E PARTICIPAÇÕES LTDA., a limited liability company duly organized and validly existing under the laws of the Brazilian Federal Republic (República Federativa do Brasil), enrolled before the Federal Revenue Service under CNPJ/MF n. 01.909.405/0001 -00, headquartered at Rua Manoel Duarte, nº 14, sala 104 (parte), Três Rios, RJ, herein represented according to its articles of association by its attorneys-in-fact Itamar Benigno Filho, Brazilian, single, economist, bearer of the identity card n. 04.654.446 -6 issued by IFP/RJ, enrolled before the Federal Revenue Service under CPF/MF n. 506.599.607 -53, resident and domiciled in the city and state of Rio de Janeiro, with commercial address at Av. Presidente Wilson, nº 231, 29º andar, sala 2904 (parte), and Ana Carolina de Oliveira Silva Moreira Lima, Brazilian, married, lawyer, bearer of the identity card n. 108.473, issued by OAB/RJ, enrolled before the Federal Revenue Service under CPF/MF n. 075.640.177 -16, resident and domiciled in the city and state of Rio de Janeiro, with commercial address at Av. Presidente Wilson, nº 231, 28º andar (parte), in the terms of the power-of-attorney drafted in the Notes of the 17o Ofício Local, in the Book 6834, page 100, in 04-18-2008, a copy of which was filed with these Notes;

14. TIMEPART PARTICIPAÇÕES LTDA., a limited liability company duly organized and validly existing under the laws of the Brazilian Federal Republic (República Federativa do Brasil), headquartered at Av. Presidente Wilson, nº 231, 28º andar (parte), in the city of Rio de Janeiro, state of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF n. 02.338.536/0001 -47, herein represented according to its articles of association by its manager Maria Amalia Delfim de Melo Coutrim, Brazilian, married, economist, bearer of the identity card n. 12.944, issued by CORECON/RJ, enrolled before the Federal Revenue Service under CPF/MF n. 654.298.507 -72, resident and domiciled in the city and state of Rio de Janeiro, with commercial address at Av. Presidente Wilson, nº 231, 28º andar (parte);

15. OPPORTUNITY CONSULTORIA LTDA., a limited liability company duly organized and validly existing under the laws of the Brazilian Federal Republic (República Federativa do Brasil), enrolled before the Federal Revenue Service under CNPJ/MF n. 01.608.569/0001 -05, headquartered at Rua Manoel Duarte, nº 14, sala 102 (parte), Downtown, Três Rios, RJ, herein represented according to its articles of association by its manager Verônica Valente Dantas, Brazilian, divorced, business administrator, bearer of the identity card n. 1.083.309, issued by SSP/BA, enrolled before the Federal Revenue Service under CPF/MF n. 262.853.205 -00, resident and domiciled in the city and state of Rio de Janeiro, with commercial address at Av. Presidente Wilson, nº 231, 28º andar (parte) and by its attorney-in-fact Danielle Silbergleid Ninio, Brazilian, married, graduated in Law, bearer of the identity card n. 09.896.765 -6, issued by IFP/RJ, enrolled before the Federal Revenue Service under CPF/MF n. 016.744.087 -06, resident and domiciled in the city and state of Rio de Janeiro, with commercial address at Av. Presidente Wilson, nº 231, 28º andar (parte), according to the power-of-attorney of 04/17/2008;

16. OPPORTUNITY INVESTIMENTOS LTDA., a limited liability company duly organized and validly existing under the laws of the Brazilian Federal Republic (República Federativa do Brasil), enrolled before the Federal Revenue Service under CNPJ/MF n. 03.605.085/0001 -20, headquartered at Av. Presidente Wilson, nº 231, 28º andar (parte), Downtown, Rio de Janeiro, RJ, herein represented according to its articles of association by its manager Maria Amalia Delfim de Melo Coutrim, Brazilian, married, economist, bearer of the identity card n. 12.944, issued by CORECON/RJ, enrolled before the Federal Revenue Service under CPF/MF n. 654.298.507 -72, resident and domiciled in the city and state of Rio de Janeiro, with commercial address at Av. Presidente Wilson, nº 231, 28º andar (parte);

17. OPPORTUNITY EQUITY PARTNERS LTD., a company duly organized and validly existing under the laws of the Cayman Islands, headquartered at P.O. Box 309, Ugland House, South Church Street, Grand Cayman, Cayman Islands, BWI, herein represented according to its corporate documents by its officer Arthur Joaquim de Carvalho, Brazilian, married, business administrator, bearer of the identity card n. 3.749, issued by CRA/BA, enrolled before the Federal Revenue Service under CPF/MF n. 147.896.475 -87, resident and domiciled in the city and state of Rio de Janeiro, with commercial address at Av. Presidente Wilson, nº 231, 28º andar (parte), and by its attorney-in-fact

Verônica Valente Dantas, Brazilian, divorced, business administrator, bearer of the identity card n. 1.083.309, issued by SSP/BA, enrolled before the Federal Revenue Service under CPF/MF n. 262.853.205 -00, resident and domiciled in the city and state of Rio de Janeiro, with commercial address at Av. Presidente Wilson, nº 231, 28º andar (parte), according to the power-of-attorney of the 17o Ofício Local, book 6839, page 104;

18. PRIVTEL INVESTIMENTOS S.A, a corporation duly organized and validly existing under the laws of the Brazilian Federal Republic (República Federativa do Brasil), headquartered at Av. Rio Branco, 245, sala 3003 (parte), in the city of Rio de Janeiro, state of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF n. 02.620.949/0001 -10, herein represented according to its bylaws by its officer Eduardo Cintra Santos, Brazilian, engineer, bearer of the identity card n. 00902893-58, issued by SSP/BA, enrolled before the Federal Revenue Service under CPF/MF n. 064.858.395 -34, resident and domiciled in the city of Simões Filho, in the state of Bahia, with commercial address at Via Periférica I, nº 3431, Centro Industrial de Aratu;

19. TELECOM HOLDING S.A., a corporation duly organized and validly existing under the laws of the Brazilian Federal Republic (República Federativa do Brasil), headquartered at Av. Rio Branco, 245, sala 3003 (parte), in the city of Rio de Janeiro, state of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF n. 02.621.133/0001 -00, herein represented according to its bylaws by its officers Arthur Joaquim de Carvalho, Brazilian, married, business administrator, bearer of the identity card n. 3.749, issued by CRA/BA, enrolled before the Federal Revenue Service under CPF/MF n. 147.896.475 -87, resident and domiciled in the city and state of Rio de Janeiro, with commercial address at Av. Presidente Wilson, nº 231, 28º andar (parte); and Danielle Silbergleid Ninio, Brazilian, married, graduated in Law, bearer of the identity card n. 09.896.765 -6, issued by IFP/RJ, enrolled before the Federal Revenue Service under CPF/MF n. 016.744.087 -06, resident and domiciled in the city and state of Rio de Janeiro, with commercial address at Av. Presidente Wilson, nº 231, 28º andar (parte);

20. TELEUNION S.A, a corporation duly organized and validly existing under the laws of the Brazilian Federal Republic (República Federativa do Brasil), headquartered at Av. Rio Branco, 245, sala 3003 (parte), in the city of Rio de Janeiro, state of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF n. 02.605.026/0001 -99, by its Officers Danielle Silbergleid

Ninio, Brazilian, married, graduated in Law, bearer of the identity card n. 09.896.765 -6, issued by IFP/RJ, enrolled before the Federal Revenue Service under CPF/MF n. 016.744.087 -06, resident and domiciled in the city and state of Rio de Janeiro, with commercial address at Av. Presidente Wilson, nº 231, 28º andar (parte) and Maria Amalia Delfim de Melo Coutrim, Brazilian, married, economist, bearer of the identity card n. 12.944, issued by CORECON/RJ, enrolled before the Federal Revenue Service under CPF/MF n. 654.298.507 -72, resident and domiciled in the city and state of Rio de Janeiro, with commercial address at Av. Presidente Wilson, nº 231, 28º andar (parte); the Parties from (1) to (20) above hereinafter referred to as “OPPORTUNITY/BANCO OPPORTUNITY PARTIES”;

21. BRASIL TELECOM S.A., a corporation duly organized and validly existing under the laws of the Brazilian Federal Republic (República Federativa do Brasil), enrolled before the Federal Revenue Service under CNPJ/MF n. 76.535.764/0001 -43, headquartered at SIA/SUL ASP, Lote D, Bloco A, in the city of Brasília, Distrito Federal, herein represented according to its bylaws by the officers Paulo Narcélio Simões Amaral, Brazilian, married, economist, bearer of the identity card n. 05798805-7, issued by IFP/RJ, and enrolled before the Federal Revenue Service under CPF/MF n. 790.422.877 -72, and Francisco Aurélio Sampaio Santiago, Brazilian, married, engineer, bearer of the identity card n. 244543, issued by SSP/SE, and enrolled before the Federal Revenue Service under CPF/MF n. 145.053.631 -04, both with temporary address in the city of Brasília, Distrito Federal, at SIA/SUL ASP, Lote D, Bloco A;

22. BRASIL TELECOM PARTICIPAÇÕES S.A., a corporation duly organized and validly existing under the laws of the Brazilian Federal Republic (República Federativa do Brasil), enrolled before the Federal Revenue Service under CNPJ/MF n. 02.570.688/0001 -70, headquartered at SIA/SUL ASP, Lote D, Bloco A, in the city of Brasília, Distrito Federal, herein represented according to its bylaws by the officers Paulo Narcélio Simões Amaral, Brazilian, married, economist, bearer of the identity card n. 05798805-7, issued by IFP/RJ, and enrolled before the Federal Revenue Service under CPF/MF n. 790.422.877 -72, and Francisco Aurélio Sampaio Santiago, Brazilian, married, engineer, bearer of the identity card n. 244543, issued by SSP/SE, and enrolled before the Federal Revenue Service under CPF/MF n. 145.053.631 -04, both with temporary address in the city of Brasília, Distrito Federal, at SIA/SUL ASP, Lote D, Bloco A;

23. 14 BRASIL TELECOM CELULAR S.A., a corporation duly organized and validly existing under the laws of the Brazilian Federal Republic (República Federativa do Brasil), enrolled before the Federal Revenue Service under CNPJ/MF n. 05.423.963/0001 -11, headquartered at SIA/SUL ASP, Lote D, Bloco A, in the city of Brasília, Distrito Federal, herein represented according to its bylaws by the officers Paulo Narcélio Simões Amaral, Brazilian, married, economist, bearer of the identity card n. 05798805-7, issued by IFP/RJ, and enrolled before the Federal Revenue Service under CPF/MF n. 790.422.877 -72, and Francisco Aurélio Sampaio Santiago, Brazilian, married, engineer, bearer of the identity card n. 244543, issued by SSP/SE, and enrolled before the Federal Revenue Service under CPF/MF n. 145.053.631 -04, both with temporary address in the city of Brasília, Distrito Federal, at SIA/SUL ASP, Lote D, Bloco A; the Parties (21), (22) e (23) hereinafter referred to as “BRASIL TELECOM PARTIES”; and

24. TELEMAR NORTE LESTE S.A., a corporation duly organized and validly existing under the laws of the Brazilian Federal Republic (República Federativa do Brasil), headquartered at Rua General Polidoro, nº 99, Botafogo, in the city and state of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF n. 33.000.118/0001 -79, herein represented according to its bylaws by the officers Luiz Eduardo Falco Pires Corrêa, Brazilian, married, engineer, bearer of the identity card n. 605673-6, issued by SSP/SP, enrolled before the Federal Revenue Service under CPF/MF n. 052.425.988/75, and José Luís Magalhães Salazar, Brazilian, married, economist, bearer of the identity card n. 06045356-0, issued by IFP/RJ, enrolled before the Federal Revenue Service under CPF/MF n. 902.518.577/00, both with address at Rua Humberto de Campos, no 425, 8o andar, Leblon, Rio de Janeiro, RJ, hereinafter defined as “TELEMAR”. The persons who appeared before me were recognized as themselves by me, by the documents that were submitted to me; I also certify that a Note of this instrument shall be sent to the competent Filing of the Notary Office (Distribuidor) within the term provided by the law. So the following has been said by the contracting parties:

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WHEREAS TELEMAR is interested in entering into an agreement in order to acquire the controlling interest in BRASIL TELECOM PARTICIPAÇÕES S. A., in BRASIL TELECOM S.A., in 14 BRASIL TELECOM CELULAR S.A., and in their directly and indirectly controlled companies, provided that these companies are neither parties to nor involved in, directly or indirectly, Claims of any nature between the OPPORTUNITY/BANCO OPPORTUNITY PARTIES and the BRASIL TELECOM PARTIES (themselves and on behalf of their respective Affiliates);

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WHEREAS BRASIL TELECOM PARTIES (themselves and on behalf of their respective Affiliates) are interested in putting an end to the existing Claims and avoiding new Claims involving OPPORTUNITY/BANCO OPPORTUNITY PARTIES (themselves and on behalf of their respective Affiliates), including those listed in Exhibits III and V;

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WHEREAS OPPORTUNITY/BANCO OPPORTUNITY PARTIES (themselves and on behalf of their respective Affiliates) and BRASIL TELECOM PARTIES (themselves and on behalf of their respective Affiliates), without recognizing the origin of or holding themselves liable for the existing mutual Claims between them, reached the conclusion that avoiding additional spending of time, effort and funds in the continuation of the current Claims and in the filing of additional ones in the future serves their mutual interest, as long as pursuant to the terms and conditions provided hereof;

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WHEREAS TELEMAR, for the purpose of achieving the goal referred to in the first WHEREAS clause, expresses its willingness to make a payment of a certain amount in Brazilian local currency to BRASIL TELECOM PARTIES; and

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WHEREAS OPPORTUNITY/BANCO OPPORTUNITY PARTIES (themselves and on behalf of their respective Affiliates) and BRASIL TELECOM PARTIES (themselves and on behalf of their respective Affiliates) are interested in settling and definitively ending all their Claims and avoiding new Claims, even if the acquisition of the control of BRASIL TELECOM PARTIES by TELEMAR is not concluded.

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NOW THEREFORE the Parties agree to enter into this “Deed – Public Instrument of Transaction, Renunciation, and Settlement” (“Agreement”), under the following terms and conditions:

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SECTION ONE – DEFINITIONS AND INTERPRETATION

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1.1. In addition to the terms defined herein above or in the text of this Agreement, the following terms begun with capital letters shall have the following meanings:

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“Affiliate” shall mean the natural persons and legal entities listed respectively in Exhibit I hereto (with respect to OPPORTUNITY/BANCO OPPORTUNITY PARTIES) and in Exhibit II hereto (with respect to BRASIL TELECOM PARTIES).

“Anatel” shall mean Brazilian National Telecommunications Agency (Agência Nacional de Telecomunicações).

“Required Approvals” shall have the meaning ascribed to it in item 3.2.1. of this Agreement.

“Governmental Authority” or “State Authority” shall mean any nation or government, any state, municipality or any political subdivision thereof, any court, appellate court or arbitration court, or authority, governmental agencies, agencies and any entity or person that carries out executive legislative, judicial, regulatory or administrative duties, typical of or pertaining to the Government, including CADE, CVM and Anatel.

“CADE” shall mean Brazilian Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica).

“Condition Precedent” shall have the meaning ascribed to it in item 3.2. of this Agreement.

“CVM” shall mean the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários).

“Implementation Date” shall have the meaning ascribed to it in item 3.1. of this Agreement.

"Claim" shall mean and encompass any and all claims, litigations, requests, actions, suits, pleading, cause of action, complaints, protest, processes or proceedings (judicial, arbitral or administrative), as well as claims of any nature, or even any intention to file a lawsuit or expectant right, including those referring to any and all acts of management and/or control, fiduciary relationship, breach of contract, questions, queries of material or moral nature, of tangible or intangible nature, direct or indirect damages of any nature, including, but not limited to, actual damages, compensation, damages to the image and/or honor (subjective or objective) of any Person, loss of earnings, unjust enrichment, doubts, debts, disputes, liabilities of any nature, obligations, pleas, inquisitions, costs, expenses, indemnities, compensations, and complaints that relate to omissions, acts or facts (known or unknown) that have occurred on or before the date hereof, that any of OPPORTUNITY/BANCO OPPORTUNITY PARTIES and BRASIL TELECOM PARTIES (and their respective Affiliates) have practiced, or even if they haven’t, may mutually allege, file or claim. It is hereby clarified that the definition of Claim encompasses any issue in connection with the agreements listed in Exhibit IV. The suits listed in Exhibit III-3 are not encompassed in the definition of Claim.

“Party” shall mean individually any of OPPORTUNITY/BANCO OPPORTUNITY PARTIES, BRASIL TELECOM PARTIES and TELEMAR.

“Person” shall mean any individual, corporation, company, entity, investment fund, trust, non-formed legal entities or group of persons (including partnership, joint venture or consortium), Governmental Authority, international or multilateral organizations or other entity, as well as any successors and assignees thereof under any title.

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1.2. Within this Agreement, unless otherwise expressly provided for:

(i) references in this Agreement to sections or items shall mean references to sections or items of this Agreement, unless the context indicates otherwise;

(ii) the headings of the sections of this Agreement are used for convenience only and shall not be taken into consideration in the interpretation of this Agreement;

(iii) the use of the word “including” or “inclusive” in this Agreement followed by any general statement, term or matter may not be interpreted so as to limit such statement, term or matter to the specific items or matters inserted immediately after such word, or to similar items or matters; on the contrary, it shall be deemed as being a reference to all the other items or matters that might reasonably be inserted in the wider scope of such statement, term or matter; and

(iv) a reference in this Agreement made in the singular shall encompass the reference in the plural and vice versa, and a reference in the masculine gender shall encompass the reference in the feminine gender.

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SECTION TWO – OBJECT OF THIS AGREEMENT AND OBJECTIVE GOOD FAITH

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2.1. OPPORTUNITY/BANCO OPPORTUNITY PARTIES (themselves and on behalf of their respective Affiliates) and BRASIL TELECOM PARTIES (themselves and on behalf of their respective Affiliates) hereby agree that the object of this Agreement is to provide for the terms and conditions pursuant to which Claims shall be settled, rights shall be waived and relinquished, certain obligations shall be undertaken in order to prevent new Claims between OPPORTUNITY/BANCO OPPORTUNITY PARTIES (themselves and on behalf of their respective Affiliates) and BRASIL TELECOM PARTIES (themselves and on behalf of their respective Affiliates) and releases shall be granted, pursuant to what is set forth in the sections contained in this Contract.

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2.2. The Parties hereby agree that this Agreement shall be complied with by each of the Parties and by their respective Affiliates, in a spirit of mutual cooperation and trust. Accordingly, each of the Parties (themselves and on behalf of their respective Affiliates) shall carry out, practice and enter into, or shall cause to be carried out, practiced and entered into, all the acts, documents and other measures within their power, in order to fully comply with the covenants agreed to in this Agreement, also undertaking to neither challenge this Agreement nor in any way hinder or frustrate the obligations provided for herein.

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2.3. This Agreement is autonomous and independent with respect to any other juristic acts or agreements entered into between the OPPORTUNITY/BANCO OPPORTUNITY PARTIES and TELEMAR and/or their respective controlled companies, controlling shareholders and companies under common control and the validity and effectiveness of this Agreement shall not be conditional on or bound to the validity, effectiveness, compliance, fulfillment of the conditions of or any other event or circumstance relating to any other juristic acts or agreements entered into between such Parties and/or their respective controlled companies, controlling shareholders and companies under common control

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SECTION THREE – SETTLEMENTS, COMMITMENT NOT TO FILE SUITS, RELEASES AND CONDITION PRECEDENT

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3.1. On the date on which the Condition Precedent set forth in item 3.2 below is implemented (“Implementation Date”):

3.1.1 OPPORTUNITY/BANCO OPPORTUNITY PARTIES (themselves and on behalf of their respective Affiliates) irrevocably agree and grant, through this instrument, full, general, comprehensive and unlimited release to BRASIL TELECOM PARTIES (and their respective Affiliates) with respect to any and all Claims, including those listed in Exhibit III hereof, also encompassing, but not limited to, any acts or facts of control and/or management, known or unknown, also irrevocably waiving any right, action or intention to initiate, file, represent or claim, under any form, on any grounds, cause of action or under any title, new Claims, including before any Governmental Authority, in Brazil or abroad. For the sake of clarity of the provisions hereof, and in any way limiting their scope, it is clarified that the unlimited release hereby granted encompasses any Claims (including indemnity and/or recovery claims aiming at compensation, pecuniary damages, like actual damages and or loss of earnings, pain and suffering, unjust enrichment or any other form of legal liability of any nature) of OPPORTUNITY/BANCO OPPORTUNITY PARTIES (themselves and on behalf of their respective Affiliates) against BRASIL TELECOM PARTIES (and their respective Affiliates).

3.1.2 BRASIL TELECOM PARTIES (themselves and on behalf of their respective Affiliates) irrevocably agree and grant, through this instrument,

full, general, comprehensive and unlimited release to OPPORTUNITY/BANCO OPPORTUNITY PARTIES (and their respective Affiliates) with respect to any and all Claims, including those listed in Exhibit III hereof, also encompassing, but not limited to, any acts or facts of control and/or management, known or unknown, also irrevocably waiving any right, action or intention to initiate, file, represent or claim, under any form, on any grounds, cause of action or under any title, new Claims, including before any Governmental Authority, in Brazil or abroad. For the sake of clarity of the provisions hereof, and in any way limiting their scope, it is clarified that the unlimited release hereby granted encompasses any Claims (including indemnity and/or recovery claims aiming at compensation, pecuniary damages, like actual damages and or loss of earnings, pain and suffering, unjust enrichment or any other form of legal liability of any nature) of BRASIL TELECOM PARTIES (themselves and on behalf of their respective Affiliates) against OPPORTUNITY/BANCO OPPORTUNITY PARTIES (themselves and their respective Affiliates).

3.1.2.1 BRASIL TELECOM PARTIES (themselves and on behalf of their respective directly and indirectly controlled companies, and Affiliates) also irrevocably agree to grant, through this instrument, full, general, comprehensive and unlimited release to the Persons listed in Exhibit II hereof, with respect to the entering into and performance of this instrument and also to any and all Claims, including those listed in Exhibit III, also encompassing, but not limited to, any acts or facts of control and/or management, known or unknown, as long as related to the litigations involving the OPPORTUNITY/BANCO OPPORTUNITY PARTIES and their Affiliates. Within the limits defined in this item, BRASIL TELECOM PARTIES shall hold the Persons listed in Exhibit II fully harmless from and against any losses, injuries, damages, costs, penalties, disbursements or liabilities and also court costs and attorney fees, including pursuant to the provisions of article 404 of Brazilian Civil Code.

3.1.3 OPPORTUNITY/BANCO OPPORTUNITY PARTIES and BRASIL TELECOM PARTIES, themselves and on behalf of their respective Affiliates, undertake to, in the shortest possible term (but in any case within ten (10) days counted as of the Implementation Date), file before the competent Governmental Authority the petitions individualized in Exhibit III-1.

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3.2 Except for the provisions of item 3.7 below, the effectiveness and enforceability of the releases and waivers contained in this Section Three shall be conditional exclusively on the obtaining of the Required Approvals of the BRASIL TELECOM PARTIES defined in item 3.2.1 below (“Condition Precedent”).

3.2.1 BRASIL TELECOM PARTIES (themselves and on behalf of their respective Affiliates) clarify the necessity that this Agreement be approved in general meetings to be specially called, of Brasil Telecom S.A. and of Brasil Telecom Participações S.A., subject to the compliance of the applicable legislation and the shareholders’ agreements and vote agreements filed at the headquarters of these companies, as a suspensive condition to the effectiveness and enforceability of the releases and waivers contained in this Section Three (except for the provisions of item 3.7) (“Required Approvals”). BRASIL TELECOM PARTIES undertake to make their best efforts so that the Required Approvals are obtained in the shortest term possible.

3.2.2 The Parties (themselves and on behalf of their respective Affiliates) represent and guarantee to each other that there is no term or condition to the full effectiveness and enforceability of the releases and waivers contained in this Section Three (except for the provisions of item 3.7) other than the fulfillment of the Condition Precedent defined above.

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3.3 While the Condition Precedent defined above is not fulfilled, the Parties (themselves and on behalf of their Affiliates) agree not to file any new Claims ones against the others (and their respective Affiliates).

3.3.1 In case there is a decision in any of the Claims listed in Exhibit III while this Contract is in force and before the Condition Precedent defined above is fulfilled, neither shall the decision resulting therefrom be enforced by the prevailing party nor shall the latter take advantage of its effects to the detriment of the other party for any purpose. The provisions of this item neither prevent the unsuccessful party from appealing or challenging the decision rendered nor prevent the prevailing party from answering the appeal or challenge pursuant to the law.

3.3.2 It is hereby agreed that the Claims listed in Exhibit III shall be suspended by the joint initiative of OPPORTUNITY/BANCO OPPORTUNITY PARTIES (themselves and on behalf of their Affiliates) and BRASIL TELECOM PARTIES (themselves and on behalf of their Affiliates) for the period of six (6) months for the purpose of the provisions of this Agreement. The suspension of the suits shall be requested through a petition to be filed within three (3) business days counted as of the entering into of this instrument, pursuant to the petitions contained in Exhibit III-2. If until the expiration of the term of stay of the suits the Required Approvals are not yet obtained, the referred Parties shall submit in all the suits new requests for suspension, for the additional period of six (6) months. If necessary, the Parties shall in good faith seek new extensions of the suspension of the suits until the Required Approvals are obtained.

3.3.3 If the suspension provided for in item 3.3.2 is not granted in a certain suit, and without prejudice to the Parties (and/or their Affiliates) seeking to reverse the decision denying the suspension, the Parties (themselves and on behalf of their Affiliates) agree that they shall only comply with the peremptory terms/deadlines, without prejudice to what is provided for in item 3.3.1.

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3.4 Without any prejudice to the releases and obligations undertaken in the current instrument, OPPORTUNITY/BANCO OPPORTUNITY PARTIES (themselves and on behalf of their Affiliates) and BRASIL TELECOM PARTIES (themselves and on behalf of their Affiliates) expressly agree, for all legal purposes, that the effects of these Agreements shall not reach or benefit third party service providers, maintaining the solidarity, except for the lawyers listed in Exhibits VII and VIII, who are granted full release by the referred Parties through this instrument, for acts practiced until the date hereof.

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3.5 It is hereby agreed between the Parties that the current transaction does not reach the suits listed in Exhibit III-3, so that the Parties are free to proceed with, pursue and also file any new initiative only within the Judiciary and as long as it refers to the causes of action and the facts mentioned in the suits indicated therein, except to what refers to trust, acts of management and/or control of BRASIL TELECOM PARTIES by OPPORTUNITY/BANCO OPPORTUNITY PARTIES and persons indicated by the latter, which is hereby expressly prohibited.

3.5.1 Without prejudice to the provisions of item 3.5, it is hereby agreed between BRASIL TELECOM PARTIES and OPPORTUNITY/BANCO OPPORTUNITY PARTIES that with respect to the Claims listed in Exhibit III-3 no Claims shall be filed or maintained against the persons listed in Exhibit II in the case provided for in item 3.5.

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3.6 If as a result of the existence of other Persons as parties to the Claims listed in Exhibit III, other than those that participate in the current Agreement, any Claim is not dismissed after the settlement is informed in the Claim’s records, the respective suits may proceed against those other parties, who shall remain jointly liable between each other, subject to the terms of the petitions contained in Exhibit III-1.

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3.7 It is hereby agreed between the Parties that the Claims listed in Exhibit V of the current Agreement, which are not subject to the Required Approvals for their effectiveness and enforceability, are hereby immediately settled and ended, with full, general and irrevocable mutual release, within the same reach of the provisions of items 3.1.1, 3.1.2 and 3.1.2.1. As a result of what is provided for in this item, TELEMAR shall owe to Brasil Telecom S.A. the payment provided for in item 5.1 below, to be settled within the term agreed to therein.

3.7.1 OPPORTUNITY/BANCO OPPORTUNITY PARTIES and BRASIL TELECOM PARTIES, for themselves and on behalf of their Affiliates, undertake to, in the shortest possible term (but in any case within ten (10) days counted as of the entering into of this document), file before the competent Governmental Authority the petitions individualized in Exhibit V.

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SECTION FOUR – ADDITIONAL COVENANTS

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4.1. OPPORTUNITY/BANCO OPPORTUNITY PARTIES and BRASIL TELECOM PARTIES, for themselves and on behalf of their Affiliates, hereby by mutual agreement provide that, with respect to all the Claims which, owing to their nature, cannot be settled and ended (as for instance administrative proceedings before CVM, CADE, Anatel, any other Governmental Authorities, inquisitions, investigations etc.), each of the OPPORTUNITY/BANCO OPPORTUNITY PARTIES and BRASIL TELECOM PARTIES, for themselves and on behalf of their Affiliates, undertakes not to practice any voluntary acts within such Claim.

4.1.1 It is hereby agreed between the Parties that the provisions of item 2.2 of this Agreement shall not apply to the Claims provided for by this Section Four, since they deal with rights that may not be waived.

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4.2. Each of OPPORTUNITY/BANCO OPPORTUNITY PARTIES and BRASIL TELECOM PARTIES, for themselves and on behalf of their Affiliates, hereby undertakes not to pursue the course of any kind of Claim to which the preceding item refers to.

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4.3. It is however observed that the provisions of items 4.1 and 4.2 above do not prevent any of the OPPORTUNITY/BANCO OPPORTUNITY PARTIES and the BRASIL TELECOM PARTIES or their respective Affiliates, as the case maybe, from submitting a defense, provide information, clarifications, depositions or testimonies at any time in any Claim, when for that purpose they are formally requested or given notice. It is also hereby agreed that in the exercise of their right to legal defense (“ampla defesa”), any of the Parties (and their Affiliates) may raise any arguments that they deem proper, provided that they may not lie about the facts. Neither Party (for itself and its respective Affiliates) may initiate, file or pursue any Claim against the other Party (or its Affiliates) as a result of the exercise of right to legal defense pursuant to this item.

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SECTION FIVE – PAYMENTS TO BRASIL TELECOM S.A. AND TO BRASIL TELECOM PARTICIPAÇÕES S.A.

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5.1 On the first business day following the date on which the settlements in connection with the Claims listed in Exhibit V are entered into, TELEMAR irrevocably undertakes to pay, as interested third party, to Brasil Telecom S.A., in local currency, through electronic transfer of free and immediately available funds, the aggregate amount of eighty million, eight hundred and fourteen thousand reais (R$80,814,000.00), through deposit in the bank account indicated in Exhibit VI.

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5.2 In addition to the payment provided for above, within five (5) days counted as of the date of publication of the material fact relating to the obtaining of the Required Approvals by BRASIL TELECOM PARTIES, TELEMAR irrevocably undertakes to pay, as interested third party, in local currency, through electronic transfer of free and immediately available funds, the aggregate amount of ninety four million, nine hundred and sixteen thousand reais (R$94,916,000.00), provided that this aggregate amount shall be divided as follows: (i) eighty nine million and seventy one thousand reais (R$89,071,000.00) to Brasil

Telecom S.A. and (ii) five million, eight hundred and forty five thousand reais (R$5,845,000.00) to Brasil Telecom Participações S.A., as defined by them, through deposit in the bank accounts indicated in Exhibit VI.

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5.3. In case any of the amounts referred to in this Section Five have not been paid within seventy (70) days counted as of the singing of this instrument, the unpaid amount shall be adjusted as of that date by the variation pro rata die of the CDI until the date on which the amount is eventually settled.

5.3.1 In case of delinquency of any of the payments provided for in this Section Five, the amount due shall be subject to a two per cent (2%) fine and to adjustment by the variation pro rata die of the CDI, which shall be calculated and due until the date on which such amount provided for in this Section Five is fully settled.

5.3.2 The receipts of the deposits indicated in items 5.1 and 5.2 above, in the amounts due, shall grant full, general, comprehensive, unlimited and irrevocable release as recognition of the full payment which TELEMAR undertakes to pay to the beneficiaries.

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SECTION SIX – OPPORTUNITY/BANCO OPPORTUNITY PARTIES’ OBLIGATION OF HOLDING BRASIL TELECOM PARTIES AND THEIR AFFILIATES HARMLESS

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6.1. OPPORTUNITY/BANCO OPPORTUNITY PARTIES undertake, always subject to the provisions of item 6.1.1 below, to hold BRASIL TELECOM PARTIES (and respective Affiliates), fully harmless from and against any losses, injuries, damages, costs, penalties, disbursements or liabilities and also court costs of any nature and attorney fees, including pursuant to the provisions of article 404 of Brazilian Civil Code, that any of BRASIL TELECOM PARTIES (and respective Affiliates) may incur or suffer, individually or collectively, as a result of (i) the filing by any of OPPORTUNITY/BANCO OPPORTUNITY PARTIES (or respective Affiliates) of any Claims, including any Claim not listed in Exhibit III (even if based on the same causes of action of the Claims listed in the referred Exhibit); (ii) the violation of any of the releases and/or any of the obligations undertaken by OPPORTUNITY/BANCO OPPORTUNITY PARTIES (themselves or their Affiliates) in the current Agreement and (iii) the breach of any of the representations and warranties of the OPPORTUNITY/BANCO

OPPORTUNITY PARTIES (themselves and on behalf of their Affiliates) contained in Section Ten below and of any other provided for in this Agreement.

6.1.1 For any event of default of any of the obligations, releases, representations and warranties provided for in this Agreement, each OPPORTUNITY/BANCO OPPORTUNITY PARTY shall be individually liable. Notwithstanding the foregoing, it is hereby agreed that: (i) the Party OPPORTUNITY GESTORA DE RECURSOS LTDA. shall be held jointly liable and without the benefit of order, pursuant to the provisions of article 275 of Brazilian Civil Code, for/with each Affiliate listed in Exhibit I, Item (A); and (ii) the Party OPPORTUNITY LÓGICA GESTÃO DE RECURSOS LTDA. shall be held jointly liable and without the benefit of order, pursuant to the provisions of article 275 of Brazilian Civil Code, for/with each Affiliate listed in Exhibit I, Item (B).

6.1.2 OPPORTUNITY/BANCO OPPORTUNITY PARTIES hereby irrevocably represent that they do not know any Person under their control that have any Claim against BRASIL TELECOM PARTIES (and their Affiliates) that may frustrate, hinder or make ineffective the object of this Agreement.

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SECTION SEVEN – BRASIL TELECOM PARTIES’ OBLIGATION OF HOLDING OPPORTUNITY/BANCO OPPORTUNITY PARTIES AND THEIR AFFILIATES HARMLESS

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7.1. BRASIL TELECOM PARTIES (themselves and on behalf of their Affiliates) undertake to hold OPPORTUNITY/BANCO OPPORTUNITY PARTIES (and their respective Affiliates), fully harmless from and against any losses, injuries, damages, costs, penalties, disbursements or liabilities and also court costs of any nature and attorney fees, including pursuant to the provisions of article 404 of Brazilian Civil Code, that any of OPPORTUNITY/BANCO OPPORTUNITY PARTIES (and their respective Affiliates) may incur or suffer, individually or collectively, as a result of (i) the filing by any of BRASIL TELECOM PARTIES (or respective Affiliates) of any Claims, including any Claim not listed in Exhibit III (even if based on the same causes of action of the Claims listed in the referred Exhibit); (ii) the violation of any of the releases and/or any of the obligations undertaken by BRASIL TELECOM PARTIES (themselves and on behalf of their Affiliates) in the current Agreement and (iii) the breach of any of the representations and warranties of the BRASIL TELECOM PARTIES (themselves and on behalf of their Affiliates) contained in Section Ten below and of any other provided for in this Agreement.

7.1.1 BRASIL TELECOM PARTIES hereby irrevocably represent that they do not know any Person under their control that have any Claim against OPPORTUNITY/BANCO OPPORTUNITY PARTIES (and their Affiliates) that may frustrate, hinder or make ineffective the object of this Agreement.

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SECTION EIGHT – INDIVIDUAL OBLIGATIONS OF THE OTHER PARTIES TO HOLD TELEMAR HARMLESS

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8.1 OPPORTUNITY/BANCO OPPORTUNITY PARTIES (themselves and on behalf of their Affiliates) irrevocably represent and acknowledge that the payments mentioned in Section Five above shall be made by TELEMAR exclusively in the capacity of interested third party and does not result in the undertaking by TELEMAR of any obligation, burden or liability, of any nature, in connection with any Claim involving the OPPORTUNITY/BANCO OPPORTUNITY PARTIES and the BRASIL TELECOM PARTIES and respective Affiliates. Accordingly, OPPORTUNITY/BANCO OPPORTUNITY PARTIES (themselves and on behalf of their Affiliates), always subject to the provisions of item 6.1.1 above, irrevocably undertake with respect to TELEMAR, to hold the latter harmless from and against any losses, injuries, damages, costs (including defeated party’s fees, court fees and costs), penalties, disbursements or liabilities and also compensation of any nature, deriving from the non observance by the OPPORTUNITY/BANCO OPPORTUNITY PARTIES of the recognition of its condition of third party not bound to the Claims provided for in this item. OPPORTUNITY/BANCO OPPORTUNITY PARTIES (themselves and on behalf of their Affiliates) also undertake o reimburse TELEMAR for the amount of any payment it may be forced to make in connection with fees, expenses and costs indicated in this item.

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8.2 BRASIL TELECOM PARTIES (themselves and on behalf of their Affiliates) irrevocably represent and acknowledge that the payments mentioned in Section Five above shall be made by TELEMAR exclusively in the capacity of interested third party and does not result in the undertaking by TELEMAR of any obligation, burden or liability, of any nature, in connection with any Claim involving the OPPORTUNITY/BANCO OPPORTUNITY PARTIES and the BRASIL TELECOM PARTIES and respective Affiliates. Accordingly, BRASIL TELECOM PARTIES (themselves and on behalf of their Affiliates), jointly and without the benefit of order, irrevocably undertake with respect to TELEMAR, to hold the latter harmless from and against any losses, injuries, damages, costs (including defeated party’s fees, court fees and costs), penalties, disbursements or liabilities and also compensation of any nature, deriving from the non observance by the BRASIL TELECOM PARTIES of the recognition of its condition of third party not bound to the Claims provided for in this item. BRASIL TELECOM PARTIES (themselves and on behalf of their Affiliates) also undertake o reimburse TELEMAR for the amount of any payment it may be forced to make in connection with fees, expenses and costs indicated in this item.

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SECTION NINE – NO ACKNOWLEDGEMENT

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9.1. Nothing in this Agreement or its Exhibits, not even the payment to be made by TELEMAR to BRASIL TELECOM PARTIES, and nor any act performed or document entered into in accordance with or as a result of this Agreement is or may be deemed or may be used as an acknowledgment, confession or evidence, or even the origin (i) of any Claim encompassed by this Agreement or of any obligation of any of the Parties or their respective Affiliates, or (ii) of any act or omission of any of the Parties or their respective Affiliates in any civil, criminal or administrative suit or proceeding, in any court or appellate court, or in any other circumstance.

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SECTION TEN – REPRESENTATIONS AND WARRANTIES

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10.1. Each of the Parties hereby represents and warranties to the other Parties that:

(i) is duly organized and validly existing under the laws of the state where it was incorporated and has the legal capacity to undertake the obligations agreed to herein;

(ii) is duly informed, including through legal advice of its respective lawyers, and understands the terms, conditions and effects of this Agreement and took an independent decision to execute it;

(iii) personally or through its lawyers, it satisfactorily investigated and got informed on all the relevant and material facts and circumstances for the entering into of this Agreement, accepting its terms and conditions;

(iv) there is no untrue representation and there is no omission of any fact that would make the representations and warranties hereby provided deceitful;

(v) this Agreement is entered into based exclusively on what is written herein, there being no verbal representation, warranty, promise or commitment that replace or supplement what is contained in this instrument;

(vi) it is authorized to enter into and comply with this Agreement and each and every act and agreement provided for and referred to herein, as well as to perform its obligations provided for herein and to practice the acts and transactions provided for herein;

(vii) the entering into and the performance of this Agreement, as well as the undertaking of the obligations provided for in this Agreement do not constitute any material violation of any other agreement, nor of any Law, regulation or judicial or administrative decision of any competent Governmental Authority, provided that the current Agreement is valid and binding pursuant to its own terms; and

(viii) no additional corporate act (including approvals by shareholders or managers) of the respective Party, as the case may be, or authorization or consent of any Person, is necessary to authorize such Party, as the case may be, to enter into and comply with this Agreement, except that with respect to BRASIL TELECOM PARTIES (and their Affiliates) the effectiveness and enforceability of the releases and waivers provided for in Section Three of the current Agreement (save for item 3.7) are subject to the obtaining of the Required Approvals.

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SECTION ELEVEN - DEFAULT

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11.1. OPPORTUNITY/BANCO OPPORTUNITY PARTIES (themselves and on behalf of their Affiliates), always subject to the provisions of item 6.1.1 above, and each of the BRASIL TELECOM PARTIES (themselves and on behalf of their Affiliates), shall be liable for any default in connection with the respective releases, as obligations undertaken and the warranties provided in this instrument, pursuant to the provisions of

Section Six and Seven, respectively, in item 12.10 below and in the other provisions of this Agreement and pursuant to the law.

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11.2 TELEMAR shall be liable for the damages and losses in case of violation of the representations and warranties provided pursuant to Section Ten of this Agreement, without prejudice to the specific execution of the payments provided in Section Five.

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11.3 Failure to obtain the Required Approvals provided for in item 3.2.1 by BRASIL TELECOM PARTIES (themselves and on behalf of their Affiliates) shall not be deemed a default of this Agreement.

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11.4 Pursuant to the provisions of item 2.3 above, the current Agreement is autonomous with respect to the business that involves the sale and purchase of the controlling interest of BRASIL TELECOM PARTIES by TELEMAR. Accordingly, in case of any default of or impossibility, by imposition or law or decision of any Governmental Authority, to conclude that business, the present Agreement shall not suffer any consequences, provided that the non-approval of sale of the referred controlling interest of the BRASIL TELECOM PARTIES to TELEMAR (or any of its Affiliates) neither shall characterize an event of default, casualty, act of God, termination of the current instrument, nor shall it trigger any kind of right, action or claim in favor of TELEMAR to hold itself harmless, recover, restore or reimburse the amounts owed pursuant to the provisions of Section Five of this instrument.

11.4.1 In view of the foregoing, TELEMAR hereby waives any right to any reimbursement, recovering, indemnity, damages, losses, loss of earnings or any other form of advantage or compensation, in connection with the amounts that are paid in compliance with the terms of this instruments, ratifying its obligation of making the payments provided for in Section Five, even if the non-approval of the business described in item 11.4 occurs before the maturing of the obligation to pay BRASIL TELECOM PARTIES.

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SECTION TWELVE – MISCELLANEOUS

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12.1. Any notices, requests, complaints, claims, directions or any other type of communication to be made pursuant to this Agreement to any Party shall be in writing and sent to the respective person through a letter with the respective notice of receipt through the Cartório de Títulos e Documentos (notary office) or by facsimile as long as with the respective confirmation of sending, to the following addresses (or to any other address or numbers, as long as previously informed, pursuant to this Agreement, to the other Parties):

(i) IF to OPPORTUNITY/BANCO OPPORTUNITY PARTIES (and Affiliates):

Av. Presidente Wilson, nº 231, 28º andar (parte)
Rio de Janeiro, RJ – 20030-021
Att.: Verônica Valente Dantas, Arthur Joaquim de Carvalho and Danielle
Silbergleid Ninio
Facsimile: + (55) (21) 3804-3480
E-mail: vdantas@opportunity.com.br; acarvalho@opportunity.com.br; dsilbergleid@opportunity.com.br.
Av. Presidente Wilson, nº 231, 29º andar (parte)
Rio de Janeiro, RJ – 20030-021
Att.: Dório Ferman
Facsimile: + (55) (21) 3804-3480
E-mail: dferman@opportunity.com.br
Copy to:
Barbosa, Müssnich & Aragão Advogados
Av. Almirante Barroso, nº 52, 32º andar
Rio de Janeiro, RJ
Att.: Francisco Antunes Maciel Müssnich
Fac-símile: + (55) (21) 3824 6090
E-mail: famm@bmalaw.com.br

(ii) If to BRASIL TELECOM PARTIES (and Affiliates):

SIA/SUL ASP, Lote D, Bloco A, Brasília, Distrito Federal, Brasil
CEP 71.215 -000
Fac-símile: + (55) (61) 3415-9419
Att.: Darwin Corrêa
E-mail: darwin@brasiltelecom.com.br
Copy to:
Leoni Siqueira Advogados
Av. Rio Branco 138, 6º andar
Rio de Janeiro, RJ – 20040-002, Brasil
Att.: Sérgio Ros Brasil
Facsimile: + (55) (21) 3077-3999

E-mail: sbrasil@lsa.com.br
Bocater, Camargo, Costa e Silva – Advogados Associados
Av. Rio Branco, 110 - 40º andar
Rio de Janeiro – RJ – 20040-001, Brasil
Att.: Francisco da Costa e Silva
Facsimile: +(55) (21) 2224-2139
E-mail: fcostaesilva@bocater.com.br

(iii) If to TELEMAR:
Rua Humberto de Campos n.º 425, 8º andar
Rio de Janeiro, RJ – 22430-190
Att.: Luiz Eduardo Falco Pires Corrêa e José Luís Magalhães Salazar
Facsimile: + (55) (21) 3131-3150
Copy to:
Andrade & Fichtner Advogados
Av. Almirante Barroso, nº 139, 4º andar
Rio de Janeiro, RJ – 20031-005
Att.: Ana Tereza Basilio
Facsimile: + 55 21 2215-1740
E-mail: ana.t.basilio@afadv.com.br

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12.1.1. For the specific purpose of serving process or receiving notices in connection with this Agreement, each of the OPPORTUNITY/BANCO OPPORTUNITY PARTIES executing this Agreement domiciled abroad appoints as its attorney-in-fact Mrs. Danielle Silbergleid Ninio, Brazilian, married, graduated in Law, bearer of the identity card RG n. 09896765-6 IFP/RJ and enrolled before the Federal Revenue Service under CPF/MF n. 016.744.087 -06, domiciled at Av. Presidente Wilson 231, 28º andar (parte), Rio de Janeiro – RJ. It is hereby agreed that the attorney-in-fact appointed herein may be replaced by the referred Parties at any time, as long as the other Parties executing the current Agreement are given prior notice in this respect pursuant to item 12.1.

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12.2. The current Agreement, all its terms and conditions and its Exhibits bind the Parties (ant their Affiliates) and, pursuant to what is referred to in this instrument, their successors and assignees under any title.

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12.3 This Agreement may only be amended through the execution of the proper instrument by all the Parties.

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12.4 No amendment to the current Agreement may be entered into to the detriment of the Persons listed in Exhibits I and II, causing them any losses, burdens or duties of any nature, provided that the Parties hereby agree that the obligations undertaken in this instrument have the nature of irrevocable third party benefits (estipulações em favor de terceiros) with respect to the referred Persons. It is also hereby agreed between the Parties that those Persons may, in defending their own interests and rights, require and enforce the provisions of this Agreement.

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12.5 Neither of the Parties may assign its rights and obligations provided for in this Agreement without the prior and express consent, in writing, of the other Parties.

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12.6 The Parties, for themselves and on behalf of their Affiliates, hereby waive the right to challenge in any way, directly or indirectly, including before any Governmental Authority, the validity and/or effectiveness of this Agreement, its Exhibits and/or the covenants hereby provided for.

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12.7 The fact that any Party fails to demand, at any time, the compliance with any of the provisions of this Agreements or fails to exercise any option, privilege or right that is granted to it pursuant to this Agreement, shall be deemed neither a waiver by such Party of any right deriving from the current Agreement, nor a cancellation or alteration of any of the obligations undertaken herein, nor shall release the other Party from complying with or performing its obligations deriving herefrom, unless otherwise expressed in this Agreement.

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12.8 The legally obliged Parties shall disclose to the market the transactions provided for in this Agreement through a material fact, pursuant to the law.

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12.9 This Agreement shall be governed and interpreted according to the laws of Brazilian Federal Republic (República Federativa do Brasil), subject to the section of election of jurisdiction and the arbitration provided for in Section Thirteen.

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12.10 Notwithstanding the other provisions of this Agreement, its Exhibits and the legislation in force, the Parties hereby agree that the current Agreement constitutes an extrajudicial execution instrument for the legal effects of articles 461, 466-A and following articles of the Brazilian Code of Civil Procedure, without prejudice to the payment of any applicable damages and losses, and that the obligations provided for in this Agreement and in other instruments agreed to between the Parties may be subjected to specific performance, including the obligations deriving and/or resulting, any compensation for damages and losses not constituting sufficient recovery.

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12.11 Each Party (themselves and on behalf of their Affiliates) shall bear its own expenses in connection with the negotiation, preparation and performance of this Agreement and with the implementation of any measures relating to it, including attorney fees of any nature in connection with or resulting from the Claims listed in Exhibit III and any other Claims, expenses, fees and disbursements of any nature, including with advisors and service providers of any kind.

12.11.1 In case any of the Parties (and/or their Affiliates) is subject to a collection suit or execution of attorney fees filed by lawyers of the counterparts in a certain lawsuit, the respective Party who hired the lawyer undertakes to fully settle the amounts that are under collection or execution, holding the other Party free and harmless from any payment, burden, expense or duty of any kind.

12.11.2 OPPORTUNITY/BANCO OPPORTUNITY PARTIES (themselves and on behalf of their Affiliates), always subject to the provisions of item 6.1.1 above, and BRASIL TELECOM PARTIES (themselves and on behalf of their Affiliates) undertake to hold TELEMAR harmless from any expenses, costs, and defeat fees provided for in this item 12.11 and sub-items.

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SECTION THIRTEEN – ARBITRATION

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13.1 Any and all disputes resulting from this Agreement shall be settled by arbitration.

13.1.1 It is hereby agreed between the Parties that the specific performance of the payments provided for in Section Five is not subject to arbitration and accordingly BRASIL TELECOM PARTIES may file the applicable lawsuit in the venue of the Circuit Court of the Capital of the State of Rio de Janeiro, in case of default by TELEMAR.

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13.2 The dispute shall be presented before the Arbitral Tribunal of the International Chamber of Commerce – ICC (“ICC”) in accordance with its rules (“Rules”) in force on the date of the request for the institution of the arbitration.

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13.3 Each Party is bound to the current arbitration provision for all legal purposes and effects.

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13.4 The arbitral award shall be definitive, not subject to appeal and shall bind the Parties that undertake to comply with it spontaneously, undertaking not to pursue judicial measures, except for the provisions of item 13.7 below.

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13.5 The arbitration shall take place in the city of London, England, provided that the arbitrators may not judge based on equity, the Brazilian legislation being applicable. The arbitration shall be carried out in the English language.

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13.6 The arbitration shall be constituted by three (3) arbitrators, provided that the claimant(s) (together, as applicable) shall indicate one (1) arbitrator and the respondent(s) (together, as applicable) shall indicate the second arbitrator, and the two arbitrators shall in mutual agreement appoint a third arbitrator, which shall serve as the chairman of the arbitral tribunal. In case the dispute may not be divided into two (2) groups, the provisions of the Rules shall apply. In case the two (2) arbitrators indicated by the Parties fail to appoint the third arbitrator within thirty (30) days counted as of date on which the last of the two (2) arbitrators was appointed, it shall fall to ICC to indicate the third arbitrator.

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13.7 The provisions of this Section notwithstanding, each Party remains with the right of requesting before the competent court elected in this Section, prior to the institution of the arbitral tribunal, the preparatory judicial measures that aim at the obtaining of any kind of protection or safeguard or rights, without that being interpreted as a waiver of the arbitration.

13.7.1 For the exercise of the aforementioned preparatory judicial measures, the Parties hereby elect the venue of the Circuit Court of the Capital of the State of Rio de Janeiro, Brazil, expressly waiving any other, as privileged as it is or may be.

13.7.2 Once the arbitration is instituted, the parties undertake to observe, with respect to the judicial measure filed, the orders of the arbitral tribunal, provided that the party that may be enjoying the benefits undertakes to give up and request the dismissal, without adjudication on the merits, of any preparatory judicial measure filed, pursuant to what is decided by the arbitral tribunal. As of the institution of the arbitral tribunal, the granting of any urgent remedies shall fall to the arbitrators.

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13.8 The execution of the arbitral award shall be carried out in any court that has jurisdiction over the Parties and their assets.

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13.9 Each Party shall make its best efforts in order to ensure the fast and efficient conclusion of the arbitral proceeding and to comply with it.

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13.10 The Parties agree that the arbitration shall be treated as confidential and its elements (including without limitation the allegations of the Parties, evidences, experts’ reports and other expressions of third parties and any other documents submitted or exchanged within the arbitral proceeding) shall be disclosed only to the arbitral tribunal, the Parties, their lawyers and any person necessary to the development of the arbitration, except if the disclosure is required for the compliance of the obligations imposed by law or by any regulatory authority.

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SECTION FOURTEEN - TERM

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14.1 The current Agreement is entered into between the Parties (themselves and on behalf of their Affiliates) in an irrevocable manner and shall be in force on the date on which it is entered into, but the effectiveness and enforceability of the releases and waivers of Section Three (except for item 3.7) and of the payment provided for in item 5.2 shall be exclusively subject to the fulfillment of the Condition Precedent defined in item 3.2. For the sake of clarity, all the provisions of Section Three that do not constitute releases and waivers shall be in force on the date of the entering into of this Agreement.

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SECTION FIFTEEN – ENTIRE AGREEMENT

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15.1 This Agreement, including its Exhibits, constitutes the entire agreement entered into between OPPORTUNITY/BANCO OPPORTUNITY PARTIES (themselves and on behalf of their Affiliates) and BRASIL TELECOM PARTIES (themselves and on behalf of their Affiliates) with respect to the matters hereof, revoking and replacing, definitively and with no penalties, any other agreement, document, understanding or commitment, whether written or verbal, known or unknown, that may have existed between the Parties at any moment prior to the entering into of this instrument.

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IN WITNESS WHEREOF, the Parties (themselves and on behalf of their Affiliates), irrevocably and by their authorized representatives with sufficient powers, execute this Agreement, which shall be binding on them and their successors under any title. The Parties told me that they accept the current Deed as it is written, for being the expression of the truth. So they said, which I attest, and they asked me to draw up the current Deed which, having been read aloud was accepted and executed, the witnesses being dismissed, pursuant to the provisions of Ordinance (Provimento) 18/1 of CGJ/RJ.

I, CARLOS ALBERTO PIRES JARDIM, Substitute Notary Public, read it aloud, subscribe and conclude, getting the signatures.

OPPORTUNITY/BANCO OPPORTUNITY PARTIES:

BANCO OPPORTUNITY S.A.
Itamar Benigno Filho	Ana Carolina de Oliveira Silva Moreira Lima

OPPORTUNITY EQUITY PARTNERS ADMINISTRADORA DE RECURSOS LTDA.
Itamar Benigno Filho	Ana Carolina de Oliveira Silva Moreira Lima

OPPORTUNITY FUND
Verônica Valente Dantas	Danielle Silbergleid Ninio

GLOBAL INVESTMENT AND CONSULTING, INC.
Arthur Joaquim de Carvalho	Verônica Valente Dantas

INVEST III, INC.
Arthur Joaquim de Carvalho	Verônica Valente Dantas

OPP I FUNDO DE INVESTIMENTO EM AÇÕES
Itamar Benigno Filho	Ana Carolina de Oliveira Silva Moreira Lima

OPPORTUNITY ASSET MANAGEMENT INC.
Verônica Valente Dantas	Danielle Silbergleid Ninio

OPPORTUNITY ASSET MANAGEMENT LTDA.
Verônica Valente Dantas	Danielle Silbergleid Ninio

OPPORTUNITY GESTORA DE RECURSOS LTDA.
Verônica Valente Dantas	Danielle Silbergleid Ninio

OPPORTUNITY INVEST II LTDA.
Itamar Benigno Filho	Ana Carolina de Oliveira Silva Moreira Lima

OPPORTUNITY LÓGICA GESTÃO DE RECURSOS LTDA.
Itamar Benigno Filho	Ana Carolina de Oliveira Silva Moreira Lima

OPPORTUNITY LÓGICA II FIA
Itamar Benigno Filho	Ana Carolina de Oliveira Silva Moreira Lima

OPPORTUNITY LÓGICA RIO CONSULTORIA E PARTICIPAÇÕES LTDA.
Itamar Benigno Filho	Ana Carolina de Oliveira Silva Moreira Lima

TIMEPART PARTICIPAÇÕES LTDA.
Maria Amalia Delfim de Melo Coutrim

OPPORTUNITY CONSULTORIA LTDA.
Verônica Valente Dantas	Danielle Silbergleid Ninio

OPPORTUNITY INVESTIMENTOS LTDA.
Maria Amalia Delfim de Melo Coutrim

OPPORTUNITY EQUITY PARTNERS LTD.
Arthur Joaquim de Carvalho	Verônica Valente Dantas

PRIVTEL INVESTIMENTOS S.A.
Eduardo Cintra Santos

TELECOM HOLDING S.A.
Arthur Joaquim de Carvalho	Danielle Silbergleid Ninio

TELEUNION S.A.
Maria Amalia Delfim de Melo Coutrim	Danielle Silbergleid Ninio

BRASIL TELECOM PARTIES:

BRASIL TELECOM S.A.
Paulo Narcélio Simões Amaral	Francisco Aurélio Sampaio Santiago

BRASIL TELECOM PARTICIPAÇÕES S.A.
Paulo Narcélio Simões Amaral	Francisco Aurélio Sampaio Santiago

14 BRASIL TELECOM CELULAR S.A.
Paulo Narcélio Simões Amaral	Francisco Aurélio Sampaio Santiago

TELEMAR:

TELEMAR NORTE LESTE S.A.
Luiz Eduardo Falco Pires Corrêa	José Luís Magalhães Salazar

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2008

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.